Morgan Stanley Technology Fund

Item 77E				Legal Proceedings

Beginning July 31, 2002, several purported class action complaints were filed against Morgan Stanley, the Morgan Stanley
Technology Fund, Morgan Stanley Investment Management, Inc.
and certain subsidiaries of Morgan Stanley, alleging securities fraud violations in connection with the underwriting and management of the Morgan Stanley Technology Fund. Plaintiffs allege in these cases that Morgan Stanley analysts issued overly optimistic stock recommendations to obtain investment banking business, and that the desire to obtain investment banking business influenced decisions by the Fund manager.

The Fund and Morgan Stanley believe these lawsuits have no merit.